                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 0-18446
                                               -------


                             FAIRWOOD CORPORATION
                  (formerly named MHS Holdings Corporation)
            (Exact name of registrant as specified in its charter)

                       1201 N. ORANGE STREET, SUITE 790
                            WILMINGTON, DE  19801
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                      WARRANTS TO PURCHASE COMMON STOCK
           (Title of each class of securities covered by this Form)

                 16-7/8% SUBORDINATED PAY-IN-KIND DEBENTURES
                  (Titles of all other classes of securities for which a duty to the file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     /X/    Rule 12h-3(b)(1)(ii)     / /
          Rule 12g-4(a)(1)(ii)    / /    Rule 12h-3(b)(2)(i)      / /
          Rule 12g-4(a)(2)(i)     / /    Rule 12h-3(b)(2)(ii)     / /
          Rule 12g-4(a)(2)(ii)    / /    Rule 15d-6               / /
          Rule 12h-3(b)(1)(i)

     Approximate number of holders of record as of the certification or notice date:

                   WARRANTS TO PURCHASE COMMON STOCK: None*
                                                     -------

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 28, 1995                  BY: /s/ John B. Sganga
                                              -------------------
                                              John B. Sganga
                                              Chief Financial Officer,
                                              Executive Vice President,
                                              Secretary and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


     * At 5:00 p.m., Pittsburgh time on September 22, 1995, the exercisability of the Warrants to Purchase Common Stock expired. The Registrant has limited resources, and therefore, has determined to terminate its reporting obligations with respect to the Warrants to Purchase Common Stock by filing this Form 15.